HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216

TEL 404 • 888 • 4000 FAX 404 • 888 • 4190

RONALD J. LIEBERMAN DIRECT DIAL: 404-888-4139 EMAIL: rlieberman@hunton.com

FILE NO: 66013.000013
April 22, 2008
Via EDGAR
Ms. Karen Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Deerfield Capital Corp. Registration Statement on Form S-3 Filed March 31, 2008 File No. 333-149992
Dear Ms. Karen Garnett:
     As counsel to Deerfield Capital Corp. (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-149992) (“Registration Statement”) filed by the Company on the date hereof, together with the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated April 18, 2008.
     For convenience of reference, each Staff comment contained in your April 18, 2008 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Ms. Karen Garnett, Assistant Director
April 22, 2008

General
1.	We note that you have filed the form of Senior Indenture and the form of Subordinated Indenture as exhibits 4.1 and 4.2 to this registration statement. Please file the actual indentures, which may be open ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 in the Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939, which is available on the Division of Corporation Finance page of the SEC’s website: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response: The Company has deleted the language “Form of” from exhibits 4.1 and 4.2 in response to the Staff’s comments. The Company has filed the open ended Senior Indenture and the open ended Subordinated Indenture as exhibits 4.1 and 4.2, respectively.
2.	We note that exhibits 25.1 and 25.2 indicate that the Form T-1 Statement of Eligibility of the Trustee for the Senior Indenture and the Form T-1 Statement of Eligibility of the Trustee for the Subordinated Indenture will be filed as exhibits to the registration statement or as exhibits to a report filed under the Securities Exchange Act of 1934. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.1 in the Division’s Compliance and Disclosure Interpretations of the Trust Indenture Act.

Response: The Company has revised the footnotes that refer to exhibits 25.1 and 25.2 in response to the Staff’s comments.
If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (404) 888-4139.
Sincerely,

/s/ Ronald J. Lieberman